
December 21, 2010

Ms. Lisa McDermott
Chief Financial Officer
Pall Corporation
25 Harbor Park Drive
Port Washington, NY 11050

> **Re:** **Pall Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed September 28, 2010**
> **Form DEF 14A**
> **Filed November 10, 2010**
> **File No. 1-04311**

Dear Ms. McDermott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 44

Disclosure Controls and Procedures, page 44

1. We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective "to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods

specified in SEC rules and forms." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the two-part definition set forth in those rules. Please confirm, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules. Alternatively, you may simply state in future filings, without repeating the definition, that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were or were not effective. Please also comply with this comment in future filings, as appropriate.

2. We note the qualification on page 46 that "any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions." It appears that this qualification applies to all of your control systems, including disclosure controls and procedures. Please confirm to us that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please also comply with this comment in future filings, as appropriate.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24

3. We note that you target certain elements of compensation and total compensation between the 50th and 75th percentile. Please revise in future filings to disclose for each named officer the targeted and actual percentiles for each element of compensation and total compensation. Please show us in your supplemental response what the revisions would have looked like for fiscal 2010.

Focus on Performance, page 26

Individual Performance, page 26

4. We note that the compensation committee approves specific individual goals for each named executive officer. In future filings, please disclose the individual goals for each named executive officer. See Item 402(b)(2)(iii) of Regulation S-K.

Equity-Based Compensation, page 30

5. Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why you structure the program mechanics in the manner you have nor does it address the reasons why the actual amounts awarded for these forms of compensation were appropriate under the circumstances. Please revise accordingly in future filings. Please show us in your supplemental response what the revisions would have looked like for fiscal 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chambre Malone at (202) 551-3262, or Andrew Schoeffler at (202) 551-3748, if you have questions regarding our comments. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

W. John Cash
Branch Chief